October 1, 2009

Steven D. Albright
Chief Financial Officer
Reliv' International, Inc.
136 Chesterfield Industrial Boulevard
Chesterfield, MO 63005

Re:    **Reliv' International, Inc.**
       **Form 10-K for the Fiscal Year Ended December 31, 2008**
       **Filed March 13, 2009**
       **Definitive Proxy Statement on Schedule 14A**
       **Filed April 8, 2009**
       **File Number:  000-19932**

Dear Mr. Albright:

        We have completed our review of the above referenced filings and have no further comments at this time.

                                        Sincerely,


                                        Jeffrey P. Riedler
                                        Assistant Director